Issuer Free Writing Prospectus

Dated February 3, 2015

Filed Pursuant to Rule 433

Registration No. 333-199455

1 Parent of: Investor Presentation February 2015

2 Certain statements contained in this presentation are “forward - looking statements” within the meaning of the protections of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . These forward - looking statements are covered by the safe harbor provisions for forward - looking statements contained in the Private Securities Litigation Reform Act of 1995 , and we are including this statement for purposes of invoking these safe harbor provisions . Forward - looking statements are made based on our management’s expectations and beliefs concerning future events impacting our company and are subject to uncertainties and factors relating to our operations and economic environment, all of which are difficult to predict and many of which are beyond our control . You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “may” and similar expressions . These forward - looking statements may include, among other things : ▪ statements relating to projected growth, anticipated improvements in earnings, earnings per share , asset quality, and other financial performance measures, and management’s long - term performance goals ; ▪ statements relating to the anticipated effects on results of operations or our financial condition from expected developments or events ; ▪ statements relating to our business and growth strategies ; and ▪ any other statements which are not historical facts . Forward - looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from our expectations of future results, performance or achievements, or industry results, expressed or implied by these forward - looking statements . These forward - looking statements may not be realized due to a variety of factors, including without limitation : ▪ the effects of future economic, business and market conditions ; ▪ changes in interest rates ; ▪ governmental monetary and fiscal policies ; ▪ changes in prices and values of real estate ; ▪ legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, including changes in the cost and scope of FDIC insurance ; ▪ the failure of assumptions regarding the levels of non - performing assets and the adequacy of the allowance for loan losses ; ▪ weaker than anticipated market conditions in our primary market areas ; ▪ the effects of competition in our market areas ; ▪ liquidity risks through an inability to raise funds through deposits, borrowings or other sources, or to maintain sufficient liquidity at the Company separate from the Bank’s liquidity ; ▪ volatility in the capital and credit markets ; and ▪ the other risk factors discussed from time to time in the periodic reports that we file with the SEC, including our Annual Report on Form 10 - K for the year ended December 31 , 2013 . You should not place undue reliance on any forward - looking statement . Forward - looking statements speak only as of the date made . We undertake no obligation to update any forward - looking statement to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events . NOTE REGARDING NON - GAAP FINANCIAL MEASURES This presentation contains financial information determined by methods other than those prescribed by accounting principles generally accepted in the United States of America ("GAAP") . These non - GAAP financial measures include the following : efficiency ratio, tangible common equity, tangible book value per common share, tangible common equity to tangible assets and tangible equity to tangible assets . Management uses these non - GAAP financial measures because it believes that they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance . Management believes these non - GAAP financial measures provide users of our financial information with meaningful measures for assessing our financial results, as well as comparison to financial results for prior periods . These non - GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies . For a reconciliation of the differences between our non - GAAP financial measures and the most comparable GAAP measures, please refer to the Appendix of this presentation . Forward Looking Information

3 Offering Overview Issuer The Community Financial Corporation (NASDAQ: TCFC) Security Structure Unsecured Subordinated Debt Subordinated Debt Rating BBB - (Kroll) Maturity 10 Year Redemption Option After Year 5 Registration SEC Registered Transaction Size Up to $30 Million Par Value $1,000 Interest Payment Fixed - to - floating coupon structure; semi - annually during fixed rate period and quarterly during floating rate period (after year 5) Use of Proceeds Redeem SBLF preferred and general corporate purposes, including: supporting organic growth, accretive acquisition opportunities and payment of dividends Book - running Manager Keefe, Bruyette & Woods, Inc.

4 Subordinated Debt Offering – Pro Forma Impact As Reported 9/30/14 (1) Pro Forma $30M Sub. Debt Offering & SBLF Redemption Tier 1 Common Ratio (%) 10.86% 10.84% Tier 1 Leverage Ratio (%) 12.28% 10.26% Tier 1 Capital Ratio (%) 14.50% 12.20% Total Capital Ratio (%) 15.45% 16.54% Source: Management. Note: Pro forma statistics assume 20% risk - weighting on proceeds. (1) Ratios presented on a consolidated basis. x Total capital position remains strong x Accretive to earnings per share as SBLF steps up to 9% in March 2016

5 Corporate Overview

The Community Financial Corporation

- ✓ The Community Financial Corporation (NASDAQ: TCFC) is the bank holding company for Community Bank of the Chesapeake (the "Bank")
- ✓ $1.1 billion in assets and market capitalization of approximately $90 Million[(1)]
- ✓ Headquartered in Waldorf, MD with 15 locations in Maryland and Virginia
  - Branches: 10 in the Southern Maryland counties of Calvert, Charles and St. Mary's and 2 in Virginia in King George county and the City of Fredericksburg
  - Loan Production Offices (LPOs): 4 in Maryland (Annapolis, La Plata, Prince Frederick and Leonardtown) and 1 in Virginia (Fredericksburg)
- ✓ Opened Annapolis, MD LPO in October 2014
- ✓ 2nd branch planned in Fredericksburg market
- ✓ Relationship banking focus; high touch with direct access to senior decision makers
- ✓ Current platform has capacity to support future organic growth
- ✓ ~17% insider ownership[(2)]

Geographic Footprint



Washington, D.C.
Annapolis
Waldorf
La Plata
Prince Frederick
Leonardtown
Fredericksburg
King George
MARYLAND
Chesapeake Bay
Branches
LPOs

Source: SNL Financial and Management.
Note: Fredericksburg and Leonardtown branch locations and LPOs are co-located.
(1) Market data as of 1/22/15.
(2) Includes ESOP ownership.

Community Bank of the Chesapeake

6

7 Financial Highlights Source: SNL Financial, company regulatory and GAAP filings. TCFC has had no intangible assets in all presented periods. Gross lo ans presented net of deferred loan fees. (1) Non - GAAP financial measures. Refer to Appendix to this presentation for a reconciliation. (2) NPLs include nonaccrual loans, loans 90+ days past due and accruing TDRs. NPAs include NPLs and OREO. (3) Efficiency Ratio = Noninterest expense before OREO valuation allowance and OREO expense and amortization of impairment of intangibles / interest income + noninterest revenues (excludes securities gains, OREO gains and losses, and nonrecurring items). Refer to Appendix to this presentation for a reconciliation of the efficiency ratio. (4) In October 2013, the Company issued 1,591,300 shares of common stock at a price of $18.75 per share resulting in net proceeds of $27.4 million after commissions and related offering expenses. x Year over year net interest margin expansion to 3.66% x 10% year over year loan growth x 2014 YTD ROAA 0.65% x 2014 YTD income affected by one - time loan sale costs and continued investments to support organic growth Recent Financial Highlights x x 2011 FY 2012 FY 2013 FY 2013 YTD 2014 YTD ($000s except per share) 12/31/11 12/31/12 12/31/13 9/30/13 9/30/14 Balance Sheet Total Assets 983,480$ 981,639$ 1,023,824$ 992,904$ 1,042,481$ Total Gross Loans 717,744 755,888 807,268 767,960 845,253 Total Deposits 827,253 820,231 821,295 817,247 829,820 Tangible Common Equity (1) 55,454 59,047 90,730 62,148 94,765 Consolidated Capital (%) Tier 1 Risk Based Ratio 11.65% 11.76% 14.66% 11.78% 14.50 % Risk-Based Capital Ratio 12.69 12.84 15.62 12.79 15.45 TBV Per Share (1)(4) 18.32 19.34 19.52 20.39 20.21 Asset Quality (%) NPAs/ Assets (2) 2.61% 2.50% 2.60% 2.70% 1.96 % NCOs/ Avg Loans 0.61 0.27 0.14 0.15 0.17 Reserves/ NPLs (2) 37.1 46.7 41.1 40.9 58.8 7655 8247 8138 8034 8,050.00 Profitability Net Income to Common 2,489$ 4,790$ 6,451$ 4,857$ 4,795$ ROAA 0.35% 0.52% 0.69% 0.69% 0.65 % ROACE 4.5 8.3 9.4 10.5 6.9 Net Interest Margin 3.21 3.31 3.56 3.53 3.66 Efficiency Ratio (1)(3) 64.7 67.7 66.8 66.7 66.9 Diluted EPS (4) 0.82$ 1.57$ 1.88$ 1.60$ 1.03$ x x

8 Preliminary 4 th Quarter and Year End Financial Results Source: Company 2014 year end earnings release filing. Gross loans presented net of deferred loan fees. Note: 2014 year end and fourth quarter data is preliminary and unaudited. (1) NPLs include nonaccrual loans, loans 90+ days past due and accruing TDRs. NPAs include NPLs and OREO. (2) In October 2013, the Company issued 1,591,300 shares of common stock at a price of $18.75 per share resulting in net proceeds of $27.4 million after commissions and related offering expenses. TCFC has had no intangible assets in all presented periods. x Organic loan growth continues x Net interest margin continues to expand on a year over year and comparable quarter basis x 2014 NCOs increased as a result of the 2 nd quarter loan sale and the classification of two relationships as TDRs in the 4 th quarter Preliminary Financial Highlights x x 2013 FY 2014 FY ($000s except per share) 12/31/13 12/31/14 Balance Sheet Total Assets 1,023,824$ 1,082,878$ Total Gross Loans 807,268 870,890 Total Deposits 821,295 869,384 Consolidated Capital (%) Tier 1 Risk Based Ratio 14.66% 14.26 % Risk-Based Capital Ratio 15.62 15.21 Book Value Per Share (2) 19.52 20.53 Q4 Q4 Asset Quality (%) 2013 2014 NPAs/ Assets (1) 2.60% 2.71 % NCOs/ Avg Loans 0.14 0.28 0.13% 0.62 % Reserves/ NPLs (1) 41.1 36.1 8138 0 8034 8,050.00 Profitability Net Income to Common 6,451$ 6,290$ 1,594$ 1,495$ Provision for Loan Losses 940 2,653 300 1,502 ROAA 0.69% 0.63% 0.67% 0.59 % ROACE 9.4 6.7 7.1 6.2 Net Interest Margin 3.56 3.68 3.67 3.73 Diluted EPS (2) 1.88$ 1.35$ 0.35$ 0.32$ x x

9 Investment Highlights x Strong Fundamental Operating Trends • 28 consecutive years of profitability • Net interest margin improvement driven by stable loan yields and improving funding costs x Robust Lending Pipeline x Strong Market Share and Brand Recognition • Top community bank aggregate deposit market share in operating counties in Southern Maryland and the Northern Neck of Virginia • Successful results in new markets through local hiring, community outreach and grassroots marketing x Excellent Regional Demographics Driven by Proximity to Department of Defense (“DoD”) Headquarters, Homeland Security and Other Federal Agencies • Approximately $12B in annual procurement contracts to companies in Maryland from the DoD • 45% of Maryland’s DoD work force is made up of skilled civilian contractors conducting research, development, testing and evaluation projects • Distribution center for Dominion Power – Cove Point L iquefied Natural Gas Terminal x Experienced Senior Management Team with Strong Track Record • Average of 29 years in banking and 16 years with the Company • Proven ability to grow organically through recent economic cycle

10 $94,575 $51,579 $0 $20,000 $40,000 $60,000 $80,000 $100,000 Weighted Avg. Franchise US 4.7% 3.5% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% Weighted Avg. Franchise US Major Market Demographics x Positioned in demographically attractive markets x Diversified economy including military, federal and state governments, research and development , technology, education , energy import/export, healthcare and professional services x Strong demographics and household income metrics, with below average unemployment rates Unemployment Rate (November 2014) (1) Note: Weighted average by deposits. (1) Source: US Bureau of Labor Statistics, not seasonally adjusted. (2) Source: SNL Financial. Population Change (2014 – 2019) (2) Median 2014 HH Income (2) 4.8% 5.8% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Weighted Avg. Franchise US

11 Complementary New Market Demographics x Expanded branch franchise into Fredericksburg, VA market in July 2014 to support existing successful LPO x Annapolis LPO opened in October 2014 x Economies and demographics for new markets strongly mirror those of the legacy TCFC franchise Unemployment Rate (November 2014) (1) Note: Weighted average by county population . Fredericksburg market assumed to include Fredericksburg City, Spotsylvania and Stafford counties in Virginia. (1) Source: US Bureau of Labor Statistics, not seasonally adjusted. (2) Source: SNL Financial . Population Change (2014 – 2019) (2) Median HH Income (2) 4.7% 5.8% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Weighted Avg. Franchise (Incl. Fredericksburg & Anne Arundel) US $90,097 $51,579 $0 $20,000 $40,000 $60,000 $80,000 $100,000 Weighted Avg. Franchise (Incl. Fredericksburg & Anne Arundel) US 5.1% 3.5% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% Weighted Avg. Franchise (Incl. Fredericksburg & Anne Arundel) US

12 Significant In - Market Federal Agency Presence x Department of Defense in - market presence: • National Energetics Center – Naval Support Facility at Indian Head (Charles County) • Naval Surface Warfare – Naval Support Facility at Dahlgren (King George County) • Air Force One – Andrews AFB (Prince Georges County) • US Marines – Quantico (Prince William County) • Defense Intelligence Agency & Defense Intelligence Analysis Center – Joint Base Anacostia - Bolling (Prince Georges County) • Naval Air Station Patuxent River (St. Mary’s County) − Annual county economic impact $2.3 billion x Additional major in - market Federal Agency presence: • Federal Aviation Administration (FAA) Unmanned Aerial Vehicle (UAV) Drones Program • Homeland Security • FBI & DEA – Quantico (Prince William County)

13 $174 $198 $201 $221 $292 $373 $426 $458 $548 $624 $662 $718 $756 $807 $845 $168 $183 $203 $228 $267 $363 $418 $445 $525 $640 $725 $827 $820 $821 $830 $- $100 $200 $300 $400 $500 $600 $700 $800 $900 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 YTD Gross Loans ($MM) Deposits ($MM) Gross Loan CAGR: 12.2% (1) Over a Decade of Loan Growth Source: SNL Financial and Company filings. 2014 YTD as of 9/30/14 . Gross loans presented net of deferred loan fees. (1) Represents the period from 12/31/00 – 9/30/14 x 2005 & 2007 – Strategic hires from Mercantile Bancshares x 2012 & 2013 – Open a branch and a loan production office in Virginia x 2014 – Expansion into Annapolis in October 2014

14 Residential & Consumer 21% Construction 4% CRE & C&I 75% Migration into a True Commercial Bank Loan Composition (12/31/2000) $174 M illion Loan Composition (9/30/2014) Source: Management and SEC filings. Gross loans presented net of deferred loan fees . $845 M illion 57% 1 - 4 family real estate and consumer loans 75% commercial real estate and commercial & industrial loans CRE and C&I 33% Residential & Consumer 57% Construction 10% YTD Yield: 4.82%

15 NIM Consistent With Peers Net Interest Margin Source SNL Financial regulatory data and Management. Peers include all BHCs headquartered in Maryland, Virginia or Washington DC with assets between $500 million and $1.5 billion . E xcludes H Bancorp LLC. Yield on Earning Assets TCFC Δ - 14 bps Peer Δ - 67 bps TCFC Δ +69 bps Peer Δ - 24 bps 3.05% 3.15% 3.28% 3.28% 3.54% 3.52% 3.47% 3.60% 3.67% 3.60% 3.63% 3.74% 4.03% 3.83% 3.86% 3.93% 3.81% 3.74% 3.77% 3.80% 3.85% 3.58% 3.61% 3.79% 3.00% 3.50% 4.00% 4.50% 2011Q4 2012Q1 2012Q2 2012Q3 2012Q4 2013Q1 2013Q2 2013Q3 2013Q4 2014Q1 2014Q2 2014Q3 TCFC Regional BHC Peer Median 4.57% 4.50% 4.51% 4.41% 4.54% 4.41% 4.38% 4.43% 4.43% 4.34% 4.35% 4.43% 4.93% 4.71% 4.72% 4.64% 4.65% 4.46% 4.40% 4.41% 4.44% 4.21% 4.24% 4.26% 4.00% 4.20% 4.40% 4.60% 4.80% 5.00% 2011Q4 2012Q1 2012Q2 2012Q3 2012Q4 2013Q1 2013Q2 2013Q3 2013Q4 2014Q1 2014Q2 2014Q3 TCFC Regional BHC Peer Median

16 Investment Portfolio – Highlights and Composition By Investment Grade (9/30/14) By Investment Type (9/30/14 ) Source: Management. Excludes FHLB stock. Note: AFS securities shown at fair market value. HTM securities shown at book value. “Not Rated” securities include bond mut ual funds and corporate equities. $120 M illion Agency RMBS , $20.2M , 17% Agency Resi CMOs $92.6M 77% Non - Agency CMOs $2.3M 2% US Gov. Obligations , $0.8M , 1% Bond Mutual Funds $4.3M 3% Corporate Equities nil AAA , $112.8M , 94% AA+ $0.8M 1% BBB 0.4M Nil Non - Investment Grade , $1.9M , 2% Not Rated $4.3M 3%

17 Liability and Deposit Composition Total Deposits (9/30/14): $830 Million Total Deposits 830M 90% FHLB Borrowings & Repo Agreements 77M 8% TruPS 12M 1% Other 9M 1% Total Liabilities (9/30/14): $928 Million Source: Management. Time > $100K 224M 27% Time <$100K 172M 21% Noninterest Bearing Transaction 101M 12% Interest Bearing Transaction 333M 40%

18 Deposit Franchise Cost of Funding x Significant deposit franchise - with 73% “core” (1) x Effectively managing the cost of funds which declined to 0.76% for the nine months ended September 30, 2014 from 0.90% for the same time period in 2013 x Increased average balance of noninterest bearing transaction accounts by $10.3 million, or 11.8%, over last twelve months (2) x Continue to shift deposit mix away from CDs. At September 30, 2014, the Bank’s deposit funding consisted of 52.3% transaction accounts compared to 44.9% at December 31, 2011 Source: Management. YTD data for the nine month period ended 9/30/14. (1) “Core ” deposits defined as all deposits less time deposits > $ 100,000. Data as of 9/30/14. (2) Comparison reflects nine month average balance as of 9/30/14 as compared to nine month average balance as of 9/30/13. 3.06% 2.35% 1.78% 1.59% 1.21% 0.88% 0.76% 2.77% 2.11% 1.61% 1.43% 1.05% 0.71% 0.58% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 2008Y 2009Y 2010Y 2011Y 2012Y 2013Y 2014YTD Cost of funds Cost of deposits

19 Asset Quality Overview Source: SNL Financial and Management. Note: Data as of 12/31/14 is preliminary and unaudited. (1) NPLs include nonaccrual loans, loans 90+ days past due and accruing TDRs. NPAs include NPLs and OREO . (2) Classified assets include loans graded as substandard, doubtful or loss, non - investment grade securities and OREO. Classified Asset Trends Nonperforming Asset Composition (12/31/2014) (1) x More than 30% improvement in NPAs from their Q3 2010 peak of $42.9 million; TDRs as of 12/31/2014 include $10.1 million related to two loan relationships restructured during the fourth quarter of 2014 x 34%, or $27.9 million, reduction in classified assets (2) since their peak in Q3 2011 from $81.9 million to $54.0 million at Q4 2014 Non - Accrual Loans $10.3M TDRs $13.2M OREO $5.9M $29.4M $79.6 $58.6 $56.9 $54.0 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 $80.0 $90.0 2011 2012 2013 2014

Significant Organic Growth Opportunities Ahead

- ✓ Fredericksburg & Annapolis Areas
  - Opened loan production office in Fredericksburg in Q3 2013
  - Branch opened in Fredericksburg in July 2014. Second Fredericksburg branch planned
  - Two seasoned lenders hired in Q2 2014 to develop Annapolis LPO service area. Annapolis LPO opened in October 2014
- ✓ Contiguous Market Area Strategy
  - Entry into new markets initially through loan production offices
  - Opportunistic expansion of deposit franchise



TCFC Branch
TCFC LPO
Existing Branch Footprint
Fredericksburg LPO Service Area
Annapolis LPO Service Area
Essex
Baltimore
Glen Burnie
Annapolis
Bethesda
Silver Spring
Arlington
Washington
Suitland
Royal
66
Manassas
Fairfax
Alexandria
Deale Beach
Choptank River
Warrenton
Dale City
Charles
Culpeper
17
Golden Beach
Chaptico
Chancellor
Fredericksburg
301
Lexington Par
95
Potomac
A.P. Hill Military Reservation
Montross
Ridge
Beaverdam
Tappahannock
Ashland
Lancaster
Jamaica
360

Community Bank of the Chesapeake

Source: SNL Financial and Management.
Note: Fredericksburg and Leonardtown branch locations and LPOs are co-located.

20

21 Capital Position 9/30/2014 Consolidated Capital Ratios (%) x Regulatory capital levels are well above “well - capitalized” levels x Redeemed CPP by issuing $20 million of SBLF in September 2011 x SBLF dividend rate is currently 1.0%, will step - up to 9.0% in March 2016 x $5 million of trust preferred yielding 3 Month LIBOR + 170 bps and $7 million of trust preferred yielding 3 Month LIBOR + 260 bps Source: Management as of 9/30/14. (1) Measure is a non - GAAP financial measure. Refer to Appendix to this presentation for a reconciliation . 9.09% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% TCE Ratio Leverage Ratio Tier 1 Risk- Based Ratio Total Risk- Based Capital Ratio 9/30/14 Capital Ratios SBLF TruPS 12.28% 14.50% 15.45% (1)

22 Concluding Remarks x Profitable Franchise x Organic Growth Capacity x Positioned in Demographically Attractive Markets x Appealing Competitive Dynamics x Strong, Experienced Management Team

23 Appendix

24 $8.93 $10.02 $10.48 $10.98 $12.06 $13.09 $14.28 $16.79 $17.23 $17.43 $18.25 $18.32 $19.34 $19.52 $20.21 $- $5.00 $10.00 $15.00 $20.00 $25.00 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 9/30/14 Tangible Book Value Per Share Consistent Shareholder Value Creation Source: SNL Financial and company filings. Note: Tangible book value per share is a non - GAAP financial measure. Refer to Appendix to this presentation for a reconciliation. In October 2013, the Company issued 1,591,300 shares of common stock at a price of $18.75 per share resulting in net proceeds of $27.4 million after commissions and related offering expenses. The additional shares outstanding impacted year to year comparability of per share book value amounts beginning with the year end ed December 31, 2013.

25 Asset Quality Trends NPAs & 90+PD / Assets (1) Allowance for Loan Losses / Loans Allowance for Loan Losses / NPLs (2) NCOs / Avg. Loans Source: SNL Financial and Management. Peers include all BHCs headquartered in Maryland, Virginia or Washington DC with total assets between $500 million and $1.5 billion . Excludes H Bancorp LLC. Peer data is as of 9/30/14, 12/31/14 data is unavailable and is excluded from the exhibits. Note: TCFC data as of 9/30/14 is unaudited and data as of 12/31/14 is preliminary and unaudited. (1) Nonperforming Assets = Nonaccrual + accruing TDRs + 90 day past due + OREO. (2) Nonperforming Loans = Nonaccrual + accruing TDRs + 90 day past due. 4.58% 2.61% 2.50% 2.60% 1.96% 2.71% 2.71% 1.48% 2.04% 2.17% 1.65% 1.49% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 2010Y 2011Y 2012Y 2013Y 9/30/14 12/31/14 TCFC TCFC Excl. TDRs Regional BHC Peer Median 1.16% 1.07% 1.09% 1.01% 0.98% 0.97% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 2010Y 2011Y 2012Y 2013Y 9/30/14 12/31/14 TCFC Regional BHC Peer Median 56.7% 80.5% 62.8% 52.7% 75.9% 82.6% 25.5% 37.1% 46.7% 41.1% 58.8% 36.1% 0% 20% 40% 60% 80% 100% 2010Y 2011Y 2012Y 2013Y 9/30/14 12/31/14 TCFC Excl. TDRs TCFC Regional BHC Peer Median 0.61% 0.61% 0.27% 0.14% 0.17% 0.28% 0.00% 0.25% 0.50% 0.75% 1.00% 2010Y 2011Y 2012Y 2013Y 9/30/14 YTD 2014Y TCFC Regional BHC Peer Median

26 Financial Summary Source: SNL Financial and Management. TCFC has had no intangible assets in all presented periods. Gross loans presented net of deferred loan fees . (1) Non - GAAP financial measures. Refer to Appendix to this presentation for a reconciliation. (2) Texas Ratio = NPAs / Tangible Equity + ALLL. (3) NPLs include nonaccrual loans, loans 90+ days past due and accruing TDRs. (4) NPAs include NPLs as defined above and OREO. (5) In October 2013, the Company issued 1,591,300 shares of common stock at a price of $18.75 per share resulting in net proceeds of $27.4 million after all commissions and related offering expenses. x x 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2013 FQ4 2014 FQ1 2014 FQ2 2014 FQ3 ($ in thousands except per share data) 12/31/09 12/31/10 12/31/11 12/31/12 12/31/13 12/31/13 3/31/14 6/30/14 9/30/14 Balance Sheet Total Assets 815,043$ 885,936$ 983,480$ 981,639$ 1,023,824$ 1,023,824$ 1,016,938$ 1,034,707$ 1,042,481$ Total Gross Loans 624,064 662,119 717,744 755,888 807,268 807,268 818,681 845,177 845,253 Total Deposits 640,419 724,582 827,253 820,231 821,295 821,295 809,119 818,544 829,820 Tangible Common Equity (1) 51,873 54,788 55,454 59,047 90,730 90,730 92,133 93,226 94,765 Profitability (%) Net Income Avail. to Common ($000) 2,020$ 3,919$ 2,489$ 4,790$ 6,451$ 1,594$ 1,671$ 1,285$ 1,839$ ROAA 0.38% 0.57% 0.35% 0.52% 0.69% 0.67% 0.69% 0.53% 0.73 % ROACE 3.9 7.2 4.5 8.3 9.4 7.1 7.2 5.5 7.8 Net Interest Margin 3.02 3.32 3.21 3.31 3.56 3.67 3.60 3.63 3.74 Efficiency Ratio (1) 64.8 60.2 64.7 67.7 66.8 66.9 66.7 70.1 64.1 Balance Sheet Ratios / Consolidated Capital (%) Loans/ Deposits 97.4% 91.4% 86.8% 92.2% 98.3% 98.3% 101.2% 103.3% 101.9 % Tangible Equity/ Tangible Assets 8.37 8.03 7.67 8.05 10.82 10.82 11.03 10.94 11.01 Tangible Common Equity/ Tang Assets (1) 6.36 6.18 5.64 6.02 8.86 8.86 9.06 9.01 9.09 Tier 1 Risk Based Ratio 12.30 11.84 11.65 11.76 14.66 14.66 14.78 14.45 14.50 Total Risk Based Capital Ratio 13.46 12.94 12.69 12.84 15.62 15.62 15.75 15.38 15.45 Leverage Ratio 10.03 9.44 9.17 9.39 12.50 12.50 12.46 12.43 12.28 Texas Ratio (2) 42.0 51.5 30.9 28.1 22.4 22.4 24.5 17.8 16.6 Asset Quality (%) NPLs/ Loans (3) 4.95% 4.54% 2.87% 2.34% 2.45% 2.45% 2.70% 1.78% 1.66 % NPAs/ Assets (4) 3.90 4.58 2.61 2.50 2.60 2.60 2.90 2.09 1.96 NCOs/ Avg Loans 0.20 0.61 0.61 0.27 0.14 0.13 0.07 0.35 0.08 Reserves/ Loans 1.20 1.16 1.07 1.09 1.01 1.01 1.00 0.95 0.98 Reserves/ NPLs (3) 24.2 25.5 37.1 46.7 41.1 41.1 37.1 53.4 58.8 Reserves/ NPAs (4) 23.5 18.9 29.8 33.6 30.6 30.6 27.8 37.2 40.5 7471 7669 7655 8247 8138 8138 8197 8050 8273 Per Share Data Book Value Per Share 17.43$ 18.25$ 18.32$ 19.34$ 19.52$ 19.52$ 19.66$ 19.89$ 20.21$ Tangible Book Value Per Share (1)(5) 17.43 18.25 18.32 19.34 19.52 19.52 19.66 19.89 20.21 Earnings Per Share (5) 0.68 1.30 0.82 1.57 1.88 0.35 0.36 0.28 0.39 Common Dividends Per Share 0.40 0.40 0.40 0.40 0.40 0.10 0.10 0.10 0.10 x s

Non-GAAP Reconciliation

Tangible Book Value Per Share & Tangible Common Equity / Tangible Assets

"Tangible book value per share" is defined as tangible stockholders' equity less preferred equity and intangible assets divided by total common shares outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets.

(dollars in thousands, except share data)	For the Years Ended								
	2000	2001	2002	2003	2004	2005	2006	2007	2008
Stockholders' Equity	$ 23,430	$ 25,586	$ 26,873	$ 27,912	$ 31,124	$ 34,578	$ 37,729	$ 48,847	$ 67,114
Intangible Assets	-	-	-	-	-	-	-	-	-
Preferred Equity	-	-	-	-	-	-	-	-	(16,317)
Tangible Common Equity	$ 23,430	$ 25,586	$ 26,873	$ 27,912	$ 31,124	$ 34,578	$ 37,729	$ 48,847	$ 50,797
Shares Outstanding	2,624,670	2,554,218	2,564,252	2,542,314	2,580,444	2,641,487	2,642,288	2,909,974	2,947,759
Tangible Book Value per Share	$ 8.93	$ 10.02	$ 10.48	$ 10.98	$ 12.06	$ 13.09	$ 14.28	$ 16.79	$ 17.23

(dollars in thousands, except share data)	For the Years Ended					For the Quarter Ended			
	2009	2010	2011	2012	2013	12/31/2013	3/31/2014	6/30/2014	9/30/2014
Stockholders' Equity	$ 68,190	$ 71,105	$ 75,454	$ 79,047	$ 110,730	$ 110,730	$ 112,133	$ 113,226	$ 114,765
Intangible Assets	-	-	-	-	-	-	-	-	-
Preferred Equity	(16,317)	(16,317)	(20,000)	(20,000)	(20,000)	(20,000)	(20,000)	(20,000)	(20,000)
Tangible Common Equity	$ 51,873	$ 54,788	$ 55,454	$ 59,047	$ 90,730	$ 90,730	$ 92,133	$ 93,226	$ 94,765
Total Assets	$ 815,043	$ 885,936	$ 983,480	$ 981,639	$1,023,824	$1,023,824	$1,016,938	$1,034,707	$1,042,481
Intangible Assets	-	-	-	-	-	-	-	-	-
Tangible Assets	$ 815,043	$ 885,936	$ 983,480	$ 981,639	$1,023,824	$1,023,824	$1,016,938	$1,034,707	$1,042,481
Shares Outstanding	2,976,046	3,002,616	3,026,557	3,052,416	4,647,407	4,647,407	4,686,157	4,687,766	4,688,152
Tangible Book Value per Share	$ 17.43	$ 18.25	$ 18.32	$ 19.34	$ 19.52	$ 19.52	$ 19.66	$ 19.89	$ 20.21
Tangible Common Equity / Tang. Assets	6.36%	6.18%	5.64%	6.02%	8.86%	8.86%	9.06%	9.01%	9.09%

Community Bank of the Chesapeake

Source: Management.

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28 Non - GAAP Reconciliation Efficiency Ratio ‘‘Efficiency ratio’’ is defined as recurring non - interest expense less foreclosed real estate (OREO) expenses and valuation allowances, less amortization of intangible assets divided by operating revenue. Operating revenue is equal to net interest income plus non - interest income excluding gains and losses on securities and foreclosed real estate. In our judgment, the adjustments made to non - interest expense and operating revenue allow investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one - time items and other discrete items that are unrelated to our core business. (dollars in thousands) For the Years Ended For the Quarter Ended Year to Date 2009 2010 2011 2012 2013 12/31/2013 3/31/2014 6/30/2014 9/30/2014 9/30/2013 9/30/2014 Non-Interest Expense 16,580$ 18,195$ 22,249$ 23,804$ 24,844$ 6,348$ 6,331$ 6,767$ 6,485$ 18,495$ 19,583$ OREO Valuation Allowance (148) (416) (2,452) (674) (601) (100) (82) (152) - (501) (234) OREO Operating Expenses - - - (97) (186) (81) (47) (13) (37) (105) (98) Non-Recurring Expense (344) - - - - - - - - - - Adjusted Non-Interest Expense (Numerator) 16,088$ 17,779$ 19,797$ 23,033$ 24,057$ 6,167$ 6,202$ 6,602$ 6,448$ 17,889$ 19,251$ Net Interest Income 21,721$ 25,957$ 26,838$ 29,689$ 32,032$ 8,380$ 8,434$ 8,570$ 9,004$ 23,651$ 26,008$ Non-Interest income 2,810 3,580 4,193 4,410 4,174 797 895 855 1,118 3,377 2,868 (Gains) / Losses on OREO Disposals - - (454) (89) (179) 36 - (4) (56) (215) (60) Realized (Gain) / Loss on Other Assets - - - - - - - (7) - (11) (7) Realized (Gain) / Loss on Securities 280 - - - - - (24) - - - (24) Operating Revenue (Denominator) 24,811$ 29,537$ 30,577$ 34,010$ 36,027$ 9,213$ 9,305$ 9,414$ 10,066$ 26,802$ 28,785$ Efficiency Ratio 64.8% 60.2% 64.7% 67.7% 66.8% 66.9% 66.7% 70.1% 64.1% 66.7% 66.9% Source: Management.

29 Senior Management Team William J. Pasenelli Michael L. Middleton x Executive Chairman x Joined in 1973 x President and Chief Executive Officer (1979 - 2014) x EVP and Chief Risk Officer x Joined in 2005 x Former EVP and Senior Loan Officer at Mercantile Southern Maryland Bank x President and Chief Executive Officer x Joined in 2000 x Former CFO of Acacia Federal Savings Bank (1987 - 2000) Gregory Cockerham x EVP and Chief Lending Officer x Joined in 1988 x Former Executive with Maryland National Bank James M. Burke Todd L. Capitani James F. Di Misa x EVP and Chief Operating Officer x Joined in 2005 x Former EVP at Mercantile Southern Maryland Bank x EVP and Chief Financial Officer x Joined in 2009 x Former Senior Finance Manager with Deloitte Consulting and CFO of Ruesch International, Inc.

30 Senior Management Team Rebecca J. Henderson Christy M. Lombardi x Chief Administrative Officer and EVP x Joined in 1998 x Oversees human resources and shareholder relations x EVP and Director of Sales for Retail Operations and Wealth Management x Joined in 2006 x Former VP, Commercial Lender at Mercantile Southern Maryland Bank